Exhibit 99.155

NR: 21-36 | October 4, 2021

Skeena Initiates Phase II Drilling Program at Eskay Creek Albino Waste Facility

and Releases Snip Infill Results

Vancouver, BC (October 4, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report that it has initiated the Phase II drill investigation of the Albino Waste Facility (“AWF”) at the Eskay Creek gold-silver project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase II program is designed to test the Au-Ag grade potential of the remaining untested portions of the AWF on 50 metre drill spacings as follow up from the initial investigation completed in Q1 2021. Analytical results from the 2021 Phase III drill program at the Snip gold project (“Snip”) are also included in this release. Reference images are presented at the end of this release as well as on the Company’s website.

Phase II AWF Drilling Program

Situated west of the Eskay Creek mine site, the AWF was utilized by former operators as a subaqueous repository for mine waste management and included both mine waste rock as well as mill tailings.

Previously reported in Q2 2021, the Company drilled eight vertical drill holes on staggered 50 metre drill centers to test the grade potential of the AWF. All drill holes were successful in intersecting remarkable grades and thicknesses:

•	4.17 g/t Au, 160 g/t Ag (6.31 g/t AuEq) over 16.01 m (SK-21-841)

•	4.18 g/t Au, 190 g/t Ag (6.72 g/t AuEq) over 12.16 m (SK-21-842)

•	4.16 g/t Au, 204 g/t Ag (6.89 g/t AuEq) over 22.80 m (SK-21-843)

•	3.13 g/t Au, 127 g/t Ag (4.82 g/t AuEq) over 19.76 m (SK-21-844)

•	3.97 g/t Au 130 g/t Ag (5.70 g/t AuEq) over 15.20 m (SK-21-845)

•	8.68 g/t Au 330 g/t Ag (13.09 g/t AuEq) over 13.68 m (SK-21-846)

•	3.19 g/t Au 115 g/t Ag (4.73 g/t AuEq) over 14.19 m (SK-21-847)

•	2.62 g/t Au 82 g/t Ag (3.71 g/t AuEq) over 19.76 m (SK-21-848)

Locations of Phase II drill holes, a composite vertical section and a plan map of previously disclosed results are presented at the end of this release.

The Company is currently utilizing a waterborne barge to safely drill vertical holes over the remainder of the AWF on staggered 50 metre spaced centers. A Phase III program of infill to 25 metre hole spacings will be contingent on the results from the Phase II investigation.

Albino Waste Facility History and Discussion

During historical operations, the underground mine development was largely tunneled in the often-mineralized footwall rhyolite sequences below the mined Contact Mudstone. Although these rocks possessed variable Au-Ag grades, former operators considered the rhyolite-hosted mineralization uneconomic due to the high cutoff grades required at the time. Hence, this development rock was transferred to the AWF for subaqueous deposition.

Via the initial drill-based investigation performed in Q1 2021, the Company has now empirically demonstrated that significant Au-Ag grades are hosted in the AWF.

2021 Snip Project Phase III Results

The ongoing 2021 drilling program at the Company’s 100% owned Snip Gold Project is being performed to convert Inferred resources from the Company’s 2020 MRE to higher confidence categories (Measured and Indicated) through surface and underground drilling. Additional analytical results from underground infill drilling in the 412 and Twin East areas are detailed in Table 1. These infill results corroborate the modelled mineralization in the Company’s 2020 Mineral Resource Estimate.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, the Company continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Snip Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Snip Project Phase III 2021 Length-Weighted Drill Hole Gold Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-218				ABANDONED
UG21-219	5.50	8.50	3.00	3.14
UG21-219	26.00	27.50	1.50	11.95
UG21-220	16.00	17.50	1.50	5.21
UG21-220	92.00	93.50	1.50	3.88
UG21-220	144.00	146.00	2.00	18.58
INCLUDING	145.00	146.00	1.00	35.00
UG21-220	152.00	153.50	1.50	2.77
UG21-221	43.00	44.00	1.00	2.61
UG21-222	15.00	16.50	1.50	4.33
UG21-222	30.50	31.50	1.00	3.32
UG21-223	15.00	16.00	1.00	2.88
UG21-224	14.00	15.00	1.00	2.52
UG21-224	30.00	31.00	1.00	2.53
UG21-225	9.00	10.00	1.00	2.45

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
UG21-225	85.00	86.50	1.50	7.38
UG21-225	96.92	97.42	0.50	29.20
UG21-225	100.00	101.50	1.50	8.29
UG21-226	3.00	4.50	1.50	4.62
UG21-226	139.00	142.00	3.00	6.32
UG21-227	36.00	37.50	1.50	2.62
UG21-227	42.00	43.00	1.00	3.39
UG21-227	45.50	47.00	1.50	15.80
UG21-227	58.50	59.50	1.00	3.65
UG21-227	84.70	85.80	1.10	3.39
UG21-227	87.00	88.50	1.50	3.58
UG21-227	109.80	111.00	1.20	4.57
UG21-228				NSA
UG21-229	140.00	141.00	1.00	2.07
UG21-229	149.00	150.00	1.00	3.56

True widths range from 60-100% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
UG21-218	4845.7	2186.2	417.5	15.1	172.1	-51.7
UG21-219	4845.7	2186.2	417.5	39.0	177.0	-16.0
UG21-220	4845.7	2186.2	417.5	162.0	179.0	-8.9
UG21-221	4845.7	2186.2	417.5	69.0	189.7	23.1
UG21-222	4845.7	2186.2	417.5	63.1	172.1	-23.9
UG21-223	4845.7	2186.2	417.5	48.9	172.1	-24.0
UG21-224	4845.7	2186.2	416.7	33.4	172.1	-24.1
UG21-225	4845.7	2186.2	417.5	135.0	175.4	-21.9
UG21-226	4845.7	2186.2	417.5	162.0	180.0	-15.9
UG21-227	4845.7	2186.2	417.5	138.3	190.0	20.0
UG21-228	4845.7	2186.2	417.5	36.0	175.0	-21.9
UG21-229	4845.7	2186.2	417.5	193.0	177.0	-20.0

ESKAY CREEK PROJECT
SITE LOCATION MAP
OCTOBER 2021
ESKAY CREEK MINE SITE
21 ZONES
ALBINO WASTE FACILITY
22 ZONES
MAIN ACCESS ROAD
2021 AU-AG RESOURCES (PROJECTED TO SURFACE)
WATERBODY
TAILINGS STORAGE FACILITY
0
1
2
3
4 Kilometers

ESKAY CREEK PROJECT
ALBINO WASTE FACILITY (REPORTED MAY 2021)
COMPOSITE VERTICAL SECTION
150 METRE SECTION ENVELOPE
LOOKING GRID NORTH
NEWLY REPORTED SKEENA DRILL INTERCEPT (G/T AUEQ ANNOTATION)
WASTE ROCK AND TAILINGS
SK-21-841: 6.31 / 16.01
SK-21-843: 6.89 / 22.80
WATER SURFACE
SK-21-844: 4.82 / 19.76
SK-21-842: 6.72 / 12.16
WASTE ROCK AND TAILINGS
BEDROCK
SK-21-847
SK-21-844
SK-21-841
SK-21-843
SK-21-846
SK-21-845
SK-21-848
SK-21-842
SK-21-848: 2.62 g/t Au 82 g/t Ag (3.71 g/t AuEq) over 19.76 metres
SK-21-845: 3.97 g/t Au 130 g/t Ag (5.70 g/t AuEq) over 15.20 metres
SK-21-847: 3.19 g/t Au 115 g/t Ag (4.73 g/t AuEq) over 14.19 metres
SK-21-846: 8.68 g/t Au 330 g/t Ag (13.09 g/t AuEq) over 13.68 metres
1000 mASL
200 mE
250 mE
300 mE
50 METRES